

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

> **Re:** **Del Global Technologies Corporation**
> **Form S-1**
> **Filed May 14, 2010**
> **File No. 333-166867**

Dear Mr. Quicke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus to fill in the blank spaces and missing terms relating to the rights offering. For example, quantify the number of common shares each right will entitle a holder to purchase throughout your filing; we note the last sentence of the first paragraph of the cover page. Please note that we may have further comments following your revisions.

Prospectus Cover Page

2. Please limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K.

3.   Please revise your prospectus cover page and where appropriate to indicate the latest date
        to which you may extend the rights offering period. Please also indicate whether
        subscribers will be able to revoke their exercise in the event that you extend the rights
        offering. If they will not, please add a risk factor to discuss the risk of submitting an
        irrevocable subscription to an offering with uncertain termination.

4.   Based on your disclosure that your largest shareholder has indicated that it intends to
        exercise all of its rights, it appears that you started the rights offering to this shareholder
        before you filed this registration statement. Tell us how it would be consistent with
        Section 5 of the Securities Act to complete the transaction with a registered offering. If
        the shareholder is excluded from the registered offering, please tell us how you have
        reflected this in the fee table and revise your prospectus as appropriate.

5.   Please tell us whether you intend to file a Form 8-A.

Prospectus Summary

Rights Granted, page 2

6.   Revise to clarify that the subscription rights must be exercised prior to the expiration of
        the offering or they will terminate.

Non-Transferability of Rights, page 2

7.   Please revise here and elsewhere in the registration statement as appropriate to disclose
        how you define "affiliates" for the purposes of allowing transfers of the rights. In your
        discussion on page 23, also disclose all circumstances by which the rights may be
        transferred by operation of law.

Amendment, Extension and Termination, page 2

8.   Please clarify whether the terms of the rights offering may be amended or modified after
        the expiration date.

Payment Adjustments, page 3

9.   It is unclear why payments made to you in cash by investors would not be returned to
        investors in cash in the event of termination. With a view toward disclosure, clarify the
        role of indebtedness and how the adjustment mechanism would operate. Note that we
        may have further comment after we review your response.

Issuance of Our Common Shares, page 4

10.   Please specify how long after the expiration of the rights offering certificates will be issued to holders purchasing shares in the offering.

Questions and Answers, page 5

Who will receive subscription rights, page 6

11.   Please revise to clarify whether affiliates may participate in the rights offering. With a view towards disclosure, tell us whether you believe affiliates' rights and underlying securities would be subject to the resale restrictions of Rule 144.

Can the company terminate the rights offering, page 6

12.   Please revise to indicate the approximate length of time that it will take for you to return funds to shareholders in the event you terminate the offering.

Have any shareholders, page 7

13.   Please revise to disclose the maximum ownership interest, including the number and percentage of shares, your largest shareholder may acquire without endangering the availability of your net operating loss carryforwards. Also, in an appropriate section:

   • disclose how "ownership change" is defined in Section 382 of the Internal Revenue Code,
   • provide more detail regarding how you will ensure that no shareholder exceeds the ownership threshold, and
   • quantify the impact if a shareholder exceeds the ownership threshold.

May shareholders in all states participate, page 7

14.   Clarify the states in which the offering may not occur and the percentage of your securities affected.

Risk Factors, page 10

Our common stock, page 10

15.   Please revise to identify the non-compliance that resulted in the suspension from trading of your common stock on Nasdaq.

If you do not exercise, page 15

16.   Quantify the dilutive effect if your largest shareholder exercises all of its basic subscription rights assuming (i) the other rights holders do not exercise any rights and (ii) the other rights holders exercise all rights.

Expiration of the Rights Offering, page 17

17.   Here and in the summary, please disclose the material factors that you may consider in deciding to extend the rights offering and the period for holders to exercise their subscription rights.

Use of Proceeds, page 24

18.   Please provide the disclosure regarding the approximate amount intended to be used for each stated purposes as required by Item 504 of Regulation S-K.

19.   We note the statement in the second-to-last sentence of this paragraph that you are not engaged in any serious discussion regarding a transaction. Please revise to clarify whether you are presently engaged in preliminary discussions regarding transactions or have otherwise identified a transaction to pursue.

Summary of United States Federal Income Tax, page 73

20.   Revise to state unequivocally the tax consequences, not simply what the tax consequences "generally" will be, or what you intend them to be. If you cannot state what the tax consequences are:
   - Disclose the reasons for and degree of uncertainty;
   - Describe the potential tax consequences if your expectations prove to be incorrect; and
   - Include appropriate risk factors.

21.   We note your disclosure that you will not obtain an opinion from legal counsel concerning the tax consequences of the rights offering and related share offering. Please provide a tax opinion or explain why an opinion is not required. Refer to Regulation S-K Item 601(b)(8).

22.   Please clarify how investors are to determine whether the fair market value of their subscription rights is less or more than the 15% threshold mentioned in this section.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Special Counsel

cc (fax):   Steven Wolosky
              Jeffrey S. Spindler
              Olshan Grundman Frome Rosenzweig & Wolosky LLP